TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

October 27, 2004

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

October 27, 2004

A. RESULTS ANNOUNCEMENT FOR THE THIRD QUARTER OF 2004.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

RESULTS ANNOUNCEMENT FOR THE THIRD QUARTER OF 2004

The quarterly report set out in this announcement is prepared in accordance with PRC accounting standards and the regulations on disclosure of information in quarterly reports for listed companies issued by the China Securities Regulatory Commission. This report has been considered and approved at the meeting of board of directors of Tsingtao Brewery Company Limited (the "Company"). The board of directors and its directors guarantee that there does not exist any false record, misleading statement or material omission in the information contained in this report, and individually and collectively accept responsibility for the truthfulness, accuracy and completeness for its contents. This report is unaudited. This announcement is published simultaneously in Shanghai and Hong Kong and the contents of the announcement published in Shanghai and Hong Kong are the same. This announcement is made in accordance with the disclosure requirements of Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

I. GENERAL COMPANY INFORMATION

Stock name	Tsingtao Brew	
Stock code	0168 (H shares), 600600 (A shares)	
	The Secretary to the Board of the Company	**The Representative of Securities Affairs**
Name	Yuan Lu	Zhang Rui Xiang
Address	Room 1603, Tsingtao Beer Tower, May Fourth Square, Hong Kong Road, Central, Qingdao, China	Room 1720, Tsingtao Beer Tower, May Fourth Square, Hong Kong Road, Central, Qingdao, China
Telephone	86-532-5776071	86-532-5713831
Fax	86-532-5713240	86-532-5713240
E-Mail	secretary@tsingtao.com.cn	secretary@tsingtao.com.cn

II. FINANCIAL INFORMATION

1. Principle Accounting Data and Financial Indicators ***(Unit: RMB)***

	At the end of this reporting period	At the end of prior year	Increase/decrease at the end of this reporting period when compared with the same period in prior year (%)
Total assets *(Yuan)*	10,219,635,754	9,002,202,662	13.52
Equity (excluding minority interests) *(Yuan)*	3,616,203,911	3,513,902,521	2.91
Net assets per share *(Yuan)*	3.41	3.32	2.71
Adjusted net assets per share *(Yuan)*	3.33	3.25	2.46

	Reporting period (July to September)	From the beginning of the year to the end of the reporting period (January to September)	Increase/decrease in the reporting period when compared with the same period in prior year (%)
Net cash flow generated from operating activities *(Yuan)*	531,817,477	1,395,178,812	12.13
Earnings per share *(Yuan)*	0.1305	0.2703	(3.69)
Return of net assets *(%)*	3.82	7.92	(6.37)
Return of net assets after adjusting the extraordinary profit and loss *(%)*	3.10	7.65	(23.27)

Extraordinary profit and loss items	Amount
Loss on disposal of long-term equity investment, fixed assets, construction-in-progress, intangible assets and other long-term assets	7,186,233
Subsidy income	49,834,984
Non-operating income (excluding gains on disposal of fixed assets)	6,665,765
Non-operating expenses (excluding losses on disposal of fixed assets)	57,835,592
Tax effect on extraordinary profit and loss	18,509,796
Total	9,988,720

2. Profit Statement *(Unit: RMB)*

		July to September 2004		July to September 2003	
Items		Consolidated	the Company	Consolidated	the Company
(1)	Turnover	2,747,183,527	860,835,521	2,401,033,281	722,372,715
	Less: cost of sales	1,560,619,420	477,548,107	1,316,704,865	425,066,589
	Sales tax and surcharges	303,668,080	48,809,440	266,188,004	35,593,081
(2)	Gross profit	882,896,027	334,477,974	818,140,412	261,713,045
	Add: Profit from other operations	7,156,506	2,436,850	3,409,718	(885,168)
	Less: selling expenses	460,496,906	155,055,970	408,170,586	131,593,565
	General and administrative expenses	214,645,842	44,732,383	173,072,812	40,701,062
	Finance expenses	8,383,020	1,505,035	23,652,980	11,741,510
(3)	Operating profit	206,526,765	135,621,436	216,653,752	76,791,740
	Add: investment income	4,818,109	24,475,064	3,697,740	79,162,281
	Subsidy income	20,349,835		11,429,866	
	Non-operating income	5,547,869	211,177	4,303,939	124,521
	Less: non-operating expenses	23,517,284	647,965	14,477,674	796,882
(4)	Profit before tax	213,725,294	159,659,712	221,607,623	155,281,660
	Less: income tax	53,454,500	25,144,434	45,376,746	14,755,898
	Minority interests	21,989,446		32,647,405	
(5)	Net profit	138,281,348	134,515,278	143,583,472	140,525,762

		January to September 2004		January to September 2003	
Items		Consolidated	the Company	Consolidated	the Company
(1)	Turnover	7,084,878,447	2,265,879,628	6,236,495,316	2,013,721,444
	Less: cost of sales	4,072,619,687	1,260,215,670	3,575,200,037	1,199,076,465
	Sales tax and surcharges	768,773,163	130,572,841	668,487,703	101,412,479
(2)	Gross profit	2,243,485,597	875,091,117	1,992,807,576	713,232,500
	Add: Profit from other operations	22,936,865	3,497,923	10,655,151	(211,253)
	Less: selling expenses	1,170,962,029	412,965,915	1,032,345,791	326,644,978
	General and administrative expenses	539,028,167	120,335,120	480,008,974	146,763,707
	Finance expenses	35,434,938	17,886,278	90,654,889	35,424,484
(3)	Operating profit	520,997,328	327,401,727	400,453,073	204,188,078
	Add: investment income	9,305,105	70,315,381	13,121,297	86,106,789
	Subsidy income	49,834,984		34,715,475	
	Non-operating income	11,016,465	354,810	7,983,393	725,304
	Less: non-operating expenses	132,129,641	58,720,040	49,893,538	4,337,410
(4)	Profit before tax	459,024,241	339,351,878	406,379,700	286,682,761
	Less: income tax	129,391,110	55,822,990	100,291,889	34,267,582
	Minority interests	43,101,222		46,101,055	
(5)	Net profit	286,531,909	283,528,888	259,986,756	252,415,179

III. TABLE OF THE TOP 10 SHAREHOLDERS OF THE LISTED SHARES

Total number of shareholders at the end of the reporting period 54,453

The Top 10 Shareholders of the Listed Shares

Name of shareholder	Number of shares held at the end of the period (shares)	Type
HKSCC Nominees Limited	294,564,380	H
Anheuser-Busch Companies Inc.	105,000,000	H
E Fund Stable Growth Fund	9,921,325	A
景順長城內需增長開放式證券投資基金	7,254,366	A

Tongqian Fund	5,686,058	A
Rongtong New Blue Chip Fund	5,141,500	A
上海申能生物技術有限公司	4,788,607	A
全國社保基金一零八組合	4,582,333	A
E Fund Strategy Growth Securities Investment Fund	4,543,469	A
海富通收益增長證券投資基金	4,470,629	A

IV. MANAGEMENT DISCUSSION AND ANALYSIS

1. Brief Analysis of the General Operating Activities of the Company during the Reporting Period

During the reporting period, the Company continued to strengthen its efforts of internal system consolidation, and aggressively adjusted its brand structure and portfolio structure of its products. Amidst relatively tough competitions in the beer market in the PRC, the Company successfully realized continued growth in its beer production and sales, revenues from its principal business, as well as profits from its principal business. During the prior three quarters, the Company achieved a beer production and sales of 31.3 million hl, representing a year-on-year growth of 14%. Among which, the production and sales of the principal brand accounted for 9.4 million hl, representing a year-on-year growth of 11%. Revenue from the principal business was RMB7,084.88 million with a year-on-year growth of 14%, while the profits from the principal business was RMB2,243.49 million with a year-on-year growth of 13%.

As the next step, the Company will continue its internal system consolidation, adjust and enhance its product structure and brand structure, and increase the sales volume in medium and premium beer markets. These will be paralleled by the efforts in improving its system efficiency, with the aims to maintain the Company's competitiveness and to incessantly enhance its profit level.

2. Principal Operations and Products Accounting for more than 10% of the Total Revenue or Profit from the Principal Operations

Unit: RMB

Sub-operation or Sub-product	Revenue from the principal operations	Costs of the principal operations	Gross profit margin (%)
Beer	7,084,878,447	4,072,619,687	31.67
Of which: related party transactions	117,975,071	173,235,851	

3. The Seasonal or Cyclical Characteristics of the Company's Operation

The seasonality is relatively distinct for the sale of beer, with the first and fourth quarters being the low season for beer sale.

4. Litigations and Arbitrations of the Company during the Reporting Period

(1) Regarding the case of Qingdao Guangming General Company suing the Company for the breach of distribution contract as disclosed in the Company 2001 Annual Report, the Company appealed to the first judgment with the People's Supreme Court during the statutory period of appeal. As at the end of the reporting period, such case is in the course of trial by the People's Supreme Court without any updated progress.

(2) Regarding the Company's litigation with Qingdao Yuan Yang Xianhe Industrial and Trading,. Ltd. over the disputed barter contract, the Company has filed the application of retrial in respect of the second judgment made by the Higher People's Court of Shandong. Till now, such case is in the course of retrial without any updated progress.

5. Acquisitions and Reorganization of Assets by the Company during the Reporting Period

On 28 September 2004, the Company signed the "Share Transfer Agreement" with Tsingtao Brewery Group., Ltd. in respect of the acquisition of 90% of the registered capital of Tsingtao Brewery (Zhangzhou) Co., Ltd. ("TBZZ") in the form of cash. The acquisition was based on the net asset value of TBZZ of RMB29,282,785 as at 31 August 2004 appraised by Qingdao Tianhe Assets Appraisal Co., Ltd, a professional valuer engaged by the Company, for the transfer of the 90% shareholding held that amounted to RMB26,354,506. Please refer to the press announcement published abroad on 30 September 2004 by the Company for the details of the transaction.

6. **Changes in accounting policies, accounting estimates, scope of consolidated financial statements and significant accounting discrepancies and their respective reasons**

(1) Compared with the 2003 annual report, the company has no significant changes in accounting policies and estimates, neither significant adjustment on accounting discrepancies;

(2) Compared with the latest annual report, the scope of consolidated financial statement extended to the following newly established and acquired subsidiaries: Tsingtao Brewery (Changsha) Co., Ltd., Tsingtao Brewery (Xuzhou) Pengcheng Sales Co., Ltd., Tsingtao Brewery (Gansu) Nongken Holding Co., Ltd. and Tsingtao Brewery (Zhangzhou) Co., Ltd..

Meanwhile, the scope of consolidated financial statement decreased as compared with the latest annual report which due to the following reasons: In September 2004, an independent third party increased capital investment in Tsingtao Brewery (Baoji) Co., Ltd. which was formally set up by the Company and Tsingtao Brewery (Xi'an) Co., Ltd.("TB Xi'an"), a subsidiary of the Company, by contributing RMB0.3 million and RMB0.7 million respectively. After the capital injection, the equity interests held by the Company and TB Xi'an have been changed to 2.5% and 5.83%, respectively, without execution of control over its operational activities.

The Board of Directors
TSINGTAO BREWERY COMPANY LIMITED

26 October 2004

Directors of the Company as at the date hereof:

Mr. Li Guirong *(Chairman)*, Mr. Jin ZhiGuo, Mr. Liu Yingdi, Mr. Sun Yuguo, Mr. Stephen J. Burrows, Mr. Chu Zhengang, Mr. Wang Lijun, Mr. Tan Lining, Mr. Wu Haihua and Ms. Pan Gui Rong